PLAN OF CONVERSION

(a)  The name of the domestic limited liability company and the name and jurisdiction of the other business entity into which the domestic limited liability company is to be converted:

Solarsa International Ltd. Co., a Florida limited liability company, shall convert into Solarsa, Inc., a Florida corporation.

(b)  The terms and conditions of the conversion, including the manner and basis of converting the limited liability company interests or other securities, or any rights to acquire limited liability company interests or other securities, of the domestic limited liability company into the partnership interests, shares, obligations, securities, or other interests in the other business entity, or any rights to acquire any partnership interests, shares, obligations, securities, or other interests, or, in whole or in part, into cash or other consideration:

The shares in Solarsa, Inc. are being issued based upon 50,000 shares of common stock of Solarsa, Inc. for each 1% Member Interest in Solarsa International Ltd. Co., as set forth in Appendix A.

 (c)  The statements required to be set forth in the plan of conversion by the laws under which the other business entity is governed:

See attached notice.

(4)  The plan of conversion shall include, or have attached, the articles, certificate, registration, or other organizational document by which the other business entity has been organized under its governing law:

Articles of Incorporation of Solarsa, Inc., a Florida corporation are attached hereto.

(5)  This Plan of Conversion may be amended as provided under Florida law.

(6)  This Plan of Conversion shall become effective upon filing of a Certificate of Conversion with the Florida Department of State.